Exhibit 12.1

CALCULATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND

CONSOLIDATED RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(dollars in thousands)

	Fiscal Year Ended December 31,				Three Months Ended March
	2013	2014	2015	2016	31, 2017
Fixed Charges:
Interest expense	$1,647	$2,350	$22,026	$75	$—
Interest expense on portion of rent expense representative of interest	282	286	287	421	101
Total Fixed Charges	$1,929	$2,636	$22,313	$496	$101
Earnings (loss):
Net Income (loss) from continuing operations	$17,065	$(14,222)	$(46,964)	$(54,890)	$(15,223)
Fixed charges per above	1,929	2,636	22,313	496	101
Total earnings (loss)	18,994	(11,586)	(24,651)	(54,394)	(15,122)
Ratio of earnings to fixed charges	$8.85	$ N/A	$ N/A	$ N/A	$ N/A
Deficiency of earnings available to cover fixed charges	$17,065	$(14,222)	(46,964)	(54,890)	(15,223)
Preferred share dividend requirements	$—	$—	$1,723	$—	$—
Total combined fixed charges and preferred share dividends	$1,929	$2,636	$24,035	$496	$101
Ratios of earnings to combined fixed charges and preferred share dividends	8.85	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges and preferred share dividend requirements	$ N/A	$(14,222)	$(48,687)	$(54,890)	$(15,223)